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                                                        Radnor Financial Center
                                                     150 N. Radnor Chester Road
                                                     Radnor, Pennsylvania 19087

Phone: 484-583-8082
Fax: 484-583-8383
E-Mail: Jill.Whitelaw@LFG.com
        _____________________

VIA EDGAR
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November 7, 2011

H.R. Hallock, Jr., Senior Counsel
Division of Investment Management - Office of Disclosure Review
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549-4644

Re:Lincoln Advisors Trust (the "Trust")
   File Nos.: 811-22583; 333-175622
   ________________________________

Dear Mr. Hallock:

In response to your correspondence dated August 12, 2011 (your "Letter") regarding the above-referenced Trust, we are filing today pursuant to Rule 497(c) our Prospectuses and Statement of Additional Information for the Trust.

We have incorporated all of the comments in your Letter, except for those numbered 12, 18 and 20. These comments asked for additional disclosures (regarding the risk the fund will shrink over time and the board leadership structure/director qualifications) that go beyond the requirements of Form N-1A and/or do not appear in the prospectuses of other similar funds.

Should you have any questions, please contact me at 484-583-8082.

Sincerely,

/s/ Jill R. Whitelaw
Jill R. Whitelaw
Chief Counsel-Funds Management

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